

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

July 21, 2010

Mr. Brian P. MacDonald
Chief Financial Officer
Sunoco, Inc.
1735 Market Street, Suite LL
Philadelphia, PA 19103-7583

Re: Sunoco, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 24, 2010
File No. 001-06841

Dear Mr. MacDonald:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief